Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015

April 12, 2017

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Joel Parker
Mr. Brian McAllister

RE:           Walgreens Boots Alliance, Inc.
Form 10-K for Fiscal Year Ended August 31, 2016
Filed October 20, 2016
File No. 001-36759

Ladies and Gentlemen:

This letter sets forth the response of Walgreens Boots Alliance, Inc. (referred to herein as "we", "us" or the "Company") to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 23, 2017. Joel Parker of the Staff on March 23, 2017 kindly granted the Company's request to respond to the Staff's comment letter on or before April 14, 2017, which we confirmed in a letter to the Staff dated March 24, 2017. The Staff's comments are restated below in bold italics type, and are followed by our responses thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

1. Please revise your disclosure to provide a discussion and analysis of cash flows from operating activities to address and quantify material changes in underlying drivers. Refer to section IV.B.1 of SEC Release No. 33-8350.

Company Response: The Company acknowledges the Staff’s comment and will, in future filings, disclose in the Management’s Discussion and Analysis of Financial Condition - Liquidity and Capital Resources section material changes in the underlying drivers of operating cash flows. For illustrative purposes, the following disclosure was included in our Form 10-Q filing for the quarter ended February 28, 2017: “Cash provided by operations and the issuance of debt are the principal sources of funds for expansion, investments, acquisitions, remodeling programs, dividends to shareholders and stock repurchases. Net cash provided by operating activities for the six months ended February 28, 2017 was $3.4 billion, compared to $3.1 billion for the year-ago period. The $0.3 billion increase in cash provided by operating activities was primarily due to improved working capital management, with higher cash inflows from changes in trade accounts payable and accounts receivable. Increases in cash inflows on trade accounts payable resulted primarily from changes in payment terms on pharmaceutical-related purchases. Increases in cash inflows on accounts receivable resulted primarily from pharmaceutical-

related reimbursements, due to the timing of collections and an increase in the portion of Medicare Part D reimbursements.”

Notes to Financial Statements

2. Please provide and tell us the results of your calculations to determine whether you are required to provide summarized financial information for your equity method investment in AmerisourceBergen pursuant to Rule 4-08(g) of Regulation S-X.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that the following significance calculations were prepared with respect to its equity method investment in AmerisourceBergen for the purposes of its fiscal 2016 Form 10-K:

US$ in millions	Investment Test	Asset Test	Income Test

Numerator	$4,964	$4,506	$37
Denominator	$72,688	$72,688	$5,170
Result	6.8%	6.2%	0.7%

Please note that the significance tests are only applicable to fiscal 2016 given that equity method accounting for AmerisourceBergen was first required on March 18, 2016 upon the exercise of warrants. Due to the timing and availability of financial information of AmerisourceBergen (which is itself a large accelerated filer with periodic reporting obligations under the Exchange Act and a fiscal year end of September 30), the Company accounts for its equity method investment in AmerisourceBergen on a two-month financial reporting lag (that is, June 30 for the Company’s fiscal year end of August 31). Accordingly, for the purpose of the income test, the numerator reflects the Company’s equity in the income of AmerisourceBergen from March 18, 2016 (the date equity method accounting is first used) to June 30, 2016 (as a result of the two-month reporting lag). Similarly, for the purpose of the asset test, the numerator represents the Company’s proportionate share of total assets of AmerisourceBergen as of June 30, 2016 reflecting its equity ownership percentage as of that date. The Company also tested its other equity method investments and determined that none of the three significance tests required by Rule 4-08(g) of Regulation S-X exceeded 10% on an individual basis or on an aggregated basis with all of the Company’s equity-method investees as of August 31, 2016.

Accordingly, the Company determined that summarized financial information pursuant to Rule 4-08(g) of Regulation S-X was not required in its fiscal 2016 Form 10-K. The Company will continue to monitor the significance of its equity method investments in future periods and will, if required, provide summarized financial information in accordance with Rule 4-08(g) of Regulation S-X.

14. Stock Compensation Plans, page 83

3. Please tell us why you have not provided the disclosures required by ASC 718-10-50-2 for your stock based compensation plans.

Company Response: The Company acknowledges the Staff’s comment. The Company believes that the requirements of ASC 718-10-50-2 must be considered in light of the principle set forth in ASC 105-10-05-6 that states, "[t]he provisions of the Codification need not be applied to immaterial items." In formulating our financial statement disclosures (including those regarding stock compensation plans), the Company uses judgment in determining information that will enhance a user's understanding of its financial statements while seeking to avoid disclosures that would result in information overload for investors or disclosure of information that is not required or is immaterial. In assessing the materiality of disclosures, the Company considers both quantitative and qualitative factors. The Company also considers the disclosure objectives of each standard in addition to the related prescriptive disclosure requirements.

As disclosed in the fiscal 2016 Form 10-K, total stock-based compensation expense for fiscal 2016, 2015 and 2014 was $115 million, $109 million and $114 million, respectively. The stock-based compensation expense for fiscal 2016 represented approximately 0.1% of Sales and approximately 0.5% of total Selling, general and administrative expenses. At the end of fiscal 2016, the total number of exercisable stock options and outstanding restricted stock units and performance shares represented approximately 1.1% of the shares of common stock then outstanding. The Company believes that these amounts are not material, either quantitatively or qualitatively, to an understanding of our consolidated financial statements as a whole and, as such does not believe that all of the disclosures in ASC 718-10-50-2 are required. We assessed the provisions of ASC 718-10-50-2 in the context of the disclosure objectives, transparency, usefulness, disclosure overload and materiality. After considering all relevant information and circumstances, the Company believes its disclosure provides an appropriate level of information to enable a user to understand the financial impact of its stock compensation plans. Management discussed its determination to focus on material aspects by streamlining this disclosure with the Company’s audit committee and external auditors. The Company will continue to review its stock compensation plan disclosures in future periods in light of the requirements and principles noted above.

* * * *
Thank you for your prompt attention to this letter responding to the Staff's comments.  If you would like additional information, please contact the undersigned.

Sincerely,

/s/  George R. Fairweather

Executive Vice President and Global Chief Financial Officer